SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

InMode Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M5425M 103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M5425M 103

1.	NAME OF REPORTING PERSON BoomerangFX International SRL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 8,123,440 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 8,123,440 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,123,440 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.79%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Based on 82,978,115 ordinary shares outstanding as of December 31, 2021 reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022.

CUSIP No. M5425M 103

1.	NAME OF REPORTING PERSON I.V.C. Enterprises SRL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 8,123,440 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 8,123,440 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,123,440 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.79%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Based on 82,978,115 ordinary shares outstanding as of December 31, 2021 reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022.

CUSIP No. M5425M 103

1.	NAME OF REPORTING PERSON NEV Property Investments SRL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 8,123,440 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 8,123,440 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,123,440 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.79%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Based on 82,978,115 ordinary shares outstanding as of December 31, 2021 reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022.

CUSIP No. M5425M 103

1.	NAME OF REPORTING PERSON Dr. Stephen Mulholland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 8,123,440 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 8,123,440 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,123,440 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.79%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Based on 82,978,115 ordinary shares outstanding as of December 31, 2021 reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022.

CUSIP No. M5425M 103

Item 1.

(a)	Name of Issuer:

InMode Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069206, Israel

Item 2.

(a)	Name of Person Filing:

This filing is being made jointly by BoomerangFX International SRL (“BoomerangFX”), I.V.C. Enterprises SRL (“I.V.C.”), NEV Property Investments SRL (“NEV”) and Dr. Stephen Mulholland (“Dr. Mulholland”), each of whom is sometimes referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BoomerangFX is a Barbados society with restricted liability and a wholly owned direct subsidiary of I.V.C., which is a Barbados society with restricted liability and a wholly owned direct subsidiary of NEV, a Barbados society with restricted liability. NEV is wholly owned by Dr. Mulholland. Each of the Reporting Persons may be deemed to beneficially own the ordinary shares owned directly by BoomerangFX.

Dr. Mulholland, in his capacity as sole member of NEV, has the power to vote and dispose of the shares of NEV. NEV, in its capacity as sole member of I.V.C., has the power to vote and dispose of the shares of I.V.C. I.V.C., in its capacity as sole member of BoomerangFX, has the power to vote and dispose of the shares of BoomerangFX.

(b)	Address of Principal Business Office or, if none, Residence:

BoomerangFX International SRL

No. 15 Maxwell Main Road
Christ Church, Barbados BB15042

I.V.C. Enterprises SRL
No. 15 Maxwell Main Road
Christ Church, Barbados BB15042

NEV Property Investments SRL
No. 15 Maxwell Main Road
Christ Church, Barbados BB15042

Dr. Stephen Mulholland

c/o BoomerangFX International SRL
No. 15 Maxwell Main Road
Christ Church, Barbados BB15042

CUSIP No. M5425M 103

(c)	Citizenship:

BoomerangFX is organized under the laws of Barbados.

I.V.C. is organized under the laws of Barbados.

NEV is organized under the laws of Barbados.

Dr. Mulholland is a citizen of Canada.

(d)	Title of Class of Securities:

Ordinary shares, NIS 0.01 par value per share

(e)	CUSIP Number:

M5425M 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. M5425M 103

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

A.	BoomerangFX International SRL
	(a)	Amount beneficially owned: 8,123,440
	(b)	Percent of class: 9.79%. The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 82,978,115 ordinary shares outstanding as of December 31, 2021 reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,123,440
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 8,123,440

B.	I.V.C. Enterprises SRL
	(a)	Amount beneficially owned: 8,123,440
	(b)	Percent of class: 9.79%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,123,440
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 8,123,440

C.	NEV Property Investments SRL
	(a)	Amount beneficially owned: 8,123,440
	(b)	Percent of class: 9.79%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,123,440
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 8,123,440

D.	Dr. Stephen Mulholland
	(a)	Amount beneficially owned: 8,123,440
	(b)	Percent of class: 9.79%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,123,440
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 8,123,440

CUSIP No. M5425M 103

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. M5425M 103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

BOOMERANGFX INTERNATIONAL SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager
DR. STEPHEN MULHOLLAND /s/ Dr. Stephen Mulholland
Name: Dr. Stephen Mulholland

I.V.C. ENTERPRISES SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager

NEV PROPERTY INVESTMENTS SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager

Exhibit(s):

1.            Joint Filing Agreement

CUSIP No. M5425M 103

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2022

BOOMERANGFX INTERNATIONAL SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager
DR. STEPHEN MULHOLLAND /s/ Dr. Stephen Mulholland
Name: Dr. Stephen Mulholland

I.V.C. ENTERPRISES SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager

NEV PROPERTY INVESTMENTS SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager